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                            June 28, 2022

       Chinh Chu
       Chief Executive Officer
       Vector Holding, LLC
       251 Little Falls Drive
       Wilmington, New Castle County, Delaware 19808

                                                        Re: Vector Holding, LLC
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed June 27, 2022
                                                            File No. 333-262203

       Dear Mr. Chu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2022 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed June 27,
2022

       Certain Engagements in Connection with the Business Combination and Related Transactions, page 157

   1. We note your disclosure in response to comment 1. Expand the discussion to disclose that
                                                        Loop Capital Markets
LLC was an underwriter in CCNB's initial public offering and disclose the amount of
fees paid or payable to Loop Capital Markets LLC in connection with its advisory
services in providing strategic and financial advice to CCNB in connection with
effecting the Business Combination.
 Chinh Chu
FirstName  LastNameChinh Chu
Vector Holding, LLC
Comapany
June       NameVector Holding, LLC
     28, 2022
June 28,
Page 2 2022 Page 2
FirstName LastName
       You may contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacey K. Peikin at 202-551-6223 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services